

March 10, 2016

Mail Stop 4720

<u>Via E-mail</u>
Jay S. Sidhu
Chairman and Chief Executive Officer
Customers Bancorp, Inc.
1015 Penn Avenue, Suite 103
Wyomissing, PA 19610

> **Re: Customers Bancorp, Inc.**
> **Registration Statement on Form S-3**
> **Filed February 26, 2016**
> **File No. 333-209760**

Dear Mr. Sidhu:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Description of Debt Securities, page 5

1. We note your disclosure on pages 6 and 8 on how your debt securities may be exchangeable for shares not issued by you. Please note that even if you have an exemption available for the offer and sale of these third-party securities, you must provide information, possibly including financial statement and non-financial statement disclosures, about the issuer of the underlying securities in your registration statement. For guidance, please refer to the Securities Act Compliance and Disclosure Interpretation 203.03 and the June 24, 1996 Morgan Stanley & Co. Incorporate no action letter. If you wish to include the third party securities, please give us your analysis why registration under the Securities Act is not required. If you do not wish to offer third-party securities underlying any debt securities, please remove these references from the prospectus.

<u>Exhibit 5.1</u>

2.   We note that your Indenture, Exhibit 4.9, is governed by New York law. Please have counsel revise its opinion to include an opinion as to New York law with respect to your debt securities.

3.   Numbered paragraph 8 in the legal opinion refers to "Purchase Units" while the Registration Statement does not include any discussion of "Purchase Units" in the fee table or elsewhere in the document. Please revise the legal opinion or the registration statement as appropriate.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Eric Envall, Staff Attorney, at (202) 551-3234 or me at (202) 551-3369 with any questions.

Sincerely,

/s/ Era Anagnosti

Era Anagnosti
Legal Branch Chief
Office of Financial Services

cc: Christopher S. Connell, Stradley Ronon Stevens & Young, LLP